Peter J. Shea
KattenMuchinRosenman LLP
575 Madison Avenue
New York, New York 10022-2585

October 26 , 2007

RE: MyShares Trust
     File Nos.: 811-22128; 333-146327

Dear Mr. Shea:

We have reviewed the registration statement on Form N-1A for MyShares Trust (the "Trust") filed with the Commission on September 26, 2007. The registration is being made to register shares of common stock of four separate exchange-traded index funds ("fund"). We have the following comments on the registration statement. The comments apply to each of the separate exchange-traded fund's disclosure.

General Comments

1. We note that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

Prospectus

2. Cover Page—In the sixth paragraph, add disclosure stating that the disclosure will be updated to reflect material changes.

3. Overview of the Trust—We suggest deleting this section since it repeats cover page disclosure and does not comply with Form N-1A General Instruction C.3(a).

4. The disclosure alternately states that the Fund's shares "are listed" or "intends" to be listed on the NYSE. Please reconcile the disclosure.

5. Principal Investment Objective and Strategies—the word "correspond" in the objective is too vague. Please replace this word with "duplicate" or "replicate."

6. Principal Investment Policy—Disclose that the fund is non-diversified.

7. Principal Investment Policy—Add that the fund may invest in small and mid-capitalization companies.

8. Indexing Investment Approach—If the funds rebalance quarterly, please so state. Please state when the indexes were created and whether the adviser or sub-adviser makes substitution decisions. Explain where the shareholder can find the list of companies comprising the indexes.

9. Indexing Investment Approach—Briefly describe how the adviser or sub-adviser makes sell decisions.

10. Principal Risks—Add non-collelation risk, *i.e.,* a fund's return may not match the return of the index owing to the costs of buying and selling securities, operating expenses and rebalancing costs. Please add concentration risk if it applies to any of the Funds.

11. Principal Risks—Describe the riskiest credit quality of the securities comprising the indexes. Also, is there any limitation on the percentage of foreign securities that may be purchased by the Funds.

12. Performance—State that this information will provide an indication of the risks of investing in the fund by showing changes in the fund's performance from year to year and by showing how its returns for 1, 5 and 10-year periods compare to a broad-based measure of market performance. See Item 2 (c) (2) (i) of Form N-1A.

13. Fees and Expenses of the Fund—Move the fee table footnotes to follow the Example.

14. Fees and Expenses of the Fund—Add creation and redemption transaction fees to "Shareholder Expenses" (including the additional charges for redemptions outside the Clearing Process and the additional variable charge for cash or partial cash redemptions) or explain why these are not included in the fee table.

15. Add "Less:" before the Fee Waivers line item.

16. Fees and Expenses of the Fund—Delete the words "Total Annual Fund" from the last line item in the fee table.

17. Fees and Expenses of the Fund—Explain supplementally whether the line item "Other Operating Expenses" includes interest expense and, if not, why not since borrowing is a principal investment strategy.

18. Fees and Expenses of the Fund—Footnote (d) refers to "indemnification". Please explain supplementally to whom does the indemnification apply and what amount of "Other Expenses" is represented by this expense. Also, explain whether organizational costs are included in the Fee Table.

19. Fees and Expenses of the Fund--Explain in your response letter why the management fee is so high given that the funds are passively managed and there appears to be no derivatives strategy.

20. Brief Description of the Index—Please move this section to follow the Items 2 and 3 disclosure for the four Funds or include it in the Principal Investment Policy section of the Summary.

21. Additional Investment Strategies—Clarify whether these are principal or non-principal strategies. If principal, they should be described in the summary.

22. Principal Risk Factors Common to all Funds—Since these are described as "principal", make sure they are briefly described in the summary.

23. Concentration Risk—Explain whether any of the underlying indexes concentrate in an industry or group of industries.

24. Determination of Net Asset Value—The second paragraph refers to "acquired funds." Will the Funds acquire other funds? This is the first mention of this. If the Funds are permitted to purchase securities of other funds, this should be described elsewhere in the prospectus.

25. License Agreement—Please put this disclosure in lower case type.

Statement of Additional Information

26. Fund Investment Policies—We suggest deleting the first paragraph in this section since it is contained in the fundamental policy on the following page.

27. Explain how a Fund can concentrate in government securities if it has at 80% of its assets invested in securities of an index.

28. With respect to the "interfund lending program with other registered investment companies", does the Trust have or expect to have a Commission order permitting this activity?

29. Fund Investment Policies—With respect to the borrowing policy and the policy on senior securities, state somewhere what borrowings are currently permitted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel